Exhibit 99.1

ATA Reports Fiscal 2015 Third Quarter Financial Results

Company to Hold Conference Call on February 12, 2015, at 8 a.m. ET

Activated user base of Exam Inventory Navigator grows to over 550,000 in six months since June 2014 launch

Expands into language study and study abroad markets with new consumer initiatives

Beijing, China, February 11, 2015 (NY) / February 12, 2015 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced preliminary unaudited financial results for its fiscal third quarter ended December 31, 2014 (“Third Quarter 2015”).

Update on Consumer Initiatives

•                  ATA’s mobile application Exam Inventory Navigator had more than 550,000 activated users at the end of Third Quarter 2015, which compares to approximately 400,000 at the end of Second Quarter 2015.

•                  Collaborating with Master Mind Education (“Master Mind”) to serve K-12 after-school tutoring institutions and students across China, ATA began delivering MTS boxes to Master Mind during Third Quarter 2015, which are being distributed to different institutions in its network. The Company also continues to work with Master Mind on its marketing strategy.

•                  ATA announced in January 2015 a strategic investment in Satech (Beijing) Network Education Technology Limited (“Satech”), a provider of SAT exam-related technologies and services in China, representing ATA’s first investment in proprietary tools and services related to the SAT exam and the larger study abroad market. ATA expects to work closely with the Satech management team on expanding its marketing and range of services and products in study abroad education.

•                  The Company continues working closely with New Oriental Education & Technology Group on the joint venture to establish a leading educational tool and resource for working professionals in China. The platform is expected to launch in April 2015.

•                  During Third Quarter 2015, ATA successfully delivered trial exams for New Concept Test of English (“NCTE”) as part of its partnership with Foreign Language Teaching and Research Press (“Wai Yan She”), one of the largest foreign language and university textbook publishers in China. NCTE is an English proficiency curriculum primarily for K-12 students.

•                  ATA is in discussions with LinkedIn China to extend their cooperation relating to “Hello Myself,” the self-assessment tool that was available to all registered LinkedIn China members on a trial basis through December 31, 2014. ATA has the exclusive rights for distribution and use of this tool in China, which was developed and is owned by globally recognized psychometric assessment firm, Saville Consulting.

Third Quarter 2015 Financial and Operating Highlights (percentage changes and comparisons against fiscal third quarter ended December 31, 2013 (“Third Quarter 2014”))

•                  Net revenues of RMB123.0 million (US$19.8 million), compared to RMB188.9 million, primarily as a result of the National Unified Certified Public Accountants (“CPA”) exam taking place during the fiscal second quarter ended September 30, 2014 (“Second Quarter 2015”), while the prior year’s CPA exam took place in Third Quarter 2014

•                  Gross profit of RMB64.1 million (US$10.3 million), compared to RMB92.5 million

•                  Income from operations of RMB30.4 million (US$4.9 million), compared to RMB39.3 million, primarily due to decreased revenue contributions from the testing services business as a result of the CPA exam taking place in Second Quarter 2015 and included RMB3.8 million in operating expenses related to ATA’s new consumer initiatives

•                  Net income of RMB24.6 million (US$4.0 million), compared to RMB35.6 million

•                  Adjusted net income excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) of RMB21.8 million (US$3.5 million), compared to RMB39.1 million

•                  Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Third Quarter 2015 were both RMB0.94 (US$0.16)

•                  Delivered approximately 2.6 million billable tests, compared to 4.2 million billable tests (2.7 million, excluding the CPA exam in Third Quarter 2014)

•                  RMB277.2 million (US$44.7 million) in cash and no long-term debt as of December 31, 2014

Fiscal Year 2015 Outlook

•                  For the fiscal year ending March 31, 2015 (“Fiscal Year 2015”), ATA is revising its net revenue guidance to between RMB340.0 million and RMB350.0 million, from the previously provided range of between RMB385.0 million and RMB405.0 million, and narrowing its non-GAAP net income (adjusted net income, which excludes share-based compensation expense and foreign currency exchange gain/loss) guidance to between RMB28.0 million and RMB33.0 million, from the previously provided range of between RMB28.0 million and RMB38.0 million.

•                  For the quarter ending March 31, 2015 (“Fourth Quarter 2015”), ATA expects net revenues of between RMB30.0 million and RMB40.0 million.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “During Third Quarter 2015, ATA made continued progress on its consumer initiatives, which will serve as a long-term foundation for the Company’s growth going forward. Our self-developed mobile application Exam Inventory Navigator (考试导航) continues to grow its user base and was named one of the top 10 examination-focused mobile applications by Sina Education in December 2014. We also recently announced our first investment in proprietary tools and services related to the study abroad market and, more specifically, the well-known SAT exam. We believe our partnership with Satech, a provider of SAT exam-related technologies and services in China, will enable ATA to leverage its resources more quickly and effectively, gradually expanding its customer base to serving those taking the SAT and similar exams.”

Mr. Ma continued, “We were pleased to deliver approximately 2.6 million billable tests during Third Quarter 2015, which included exams for the China Banking Association (‘CBA’) and Beijing Municipal Commission of Tourism Development, as well as campus recruitment exams for corporate clients from various industries including finance, telecommunications, and energy. This represents a slight decrease from the 2.7 million billable tests delivered in Third Quarter 2014, excluding CPA exam volumes. ATA’s Third Quarter 2015 revenues were impacted by the change in timing of the CPA exam to Second Quarter 2015 and decreased revenue contributions from TOEIC as a result of the termination of the exclusive distributor contract between Educational Testing Services (‘ETS’) and ATA in fiscal 2014. In spite of these challenges, we are pleased to be working with the CBA on the launch of a web-based distance education project for banking professionals to continue their professional development, which we expect to launch in April 2015. We have also made progress on our consumer initiatives, which we believe will be significant growth drivers for the Company moving forward, and continue to look into additional opportunities where a partnership may make sense. We remain confident that the combined efforts of these initiatives will elevate ATA’s prominence as an expert in assessment technologies and methodologies for various audiences.”

Operating Review

In Third Quarter 2015, ATA delivered a total of 2.6 million billable tests, compared to 4.2 million (2.7 million, excluding the CPA exam) in Third Quarter 2014. The Company had a network of 2,992 authorized test centers throughout China as of December 31, 2014, which the Company believes to be the largest test center network of any commercial testing service provider in China. ATA has delivered more than 65.1 million billable tests since it began operations in 1999.

GAAP Results

Third Quarter 2015

For Third Quarter 2015, ATA’s total net revenues were RMB123.0 million (US$19.8 million), compared to RMB188.9 million in Third Quarter 2014, primarily due to the CPA exam taking place in Second Quarter 2015 versus Third Quarter 2014 in the prior year. Excluding CPA exam revenues in Third Quarter 2014, total net revenues decreased RMB4.2 million in Third Quarter 2015 due to lower revenue contributions from TOEIC, which was a result of the termination of the exclusive distributor contract between ETS and ATA in fiscal 2014.

Gross profit for Third Quarter 2015 was RMB64.1 million (US$10.3 million), compared to RMB92.5 million in Third Quarter 2014. Gross margin was 52.1% in Third Quarter 2015, compared to 49.0% in Third Quarter 2014. The increase was primarily a result of costs for certain client exams being recognized in Third Quarter 2014 while corresponding revenues were recognized in the fiscal 2014 fourth quarter.

Income from operations in Third Quarter 2015 was RMB30.4 million (US$4.9 million), compared to RMB39.3 million in Third Quarter 2014, primarily due to a lower revenue base resulting from the change in timing of the CPA exam. Operating expenses related to ATA’s consumer initiatives were RMB3.8 million, representing 11.4% of total operating expenses incurred during Third Quarter 2015.

Net income for Third Quarter 2015 was RMB24.6 million (US$4.0 million), compared to RMB35.6 million in Third Quarter 2014. For Third Quarter 2015, basic and diluted earnings per common share were both RMB0.53 (US$0.09), compared to RMB0.77 in Third Quarter 2014. Basic and diluted earnings per ADS were both RMB1.06 (US$0.18) in Third Quarter 2015, compared to RMB1.54 in Third Quarter 2014.

Non-GAAP Measures

Adjusted net income for Third Quarter 2015, which excludes share-based compensation expense and foreign currency exchange loss (non-GAAP), totaled RMB21.8 million (US$3.5million), compared to RMB39.1 million in Third Quarter 2014. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Third Quarter 2015 were both RMB0.47 (US$0.08).

Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Third Quarter 2015 were both RMB0.94 (US$0.16), compared to RMB1.70 in Third Quarter 2014.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Third Quarter 2015 was 22.9 million. Each ADS represents two common shares.

Share Repurchase Plan

On August 5, 2014, ATA’s Board of Directors approved a share repurchase plan authorizing the Company to repurchase up to US$5.0 million of its issued and outstanding ADSs in both open-market and privately negotiated transactions, through block trades. By the end of Third Quarter 2015, the Company had repurchased 210,160 ADSs at an average stock price of US$4.35. This share repurchase plan expired on January 31, 2015.

Guidance for Fiscal Year 2015 and for Fourth Quarter 2015

For Fourth Quarter 2015, ATA expects net revenues of between RMB30.0 million and RMB40.0 million.

For Fiscal Year 2015, ATA expects net revenues of between RMB340.0 million and RMB350.0 million and non-GAAP net income of between RMB28.0 million and RMB33.0 million.

Estimated Financial Results

(RMB in millions)

	Estimated for the year ending March 31, 2015	Actual for the year ended March 31, 2014

Net Revenues	340.0-350.0	384.7
Non-GAAP Net Income	28.0-33.0	37.9

	Estimated for the quarter ending March 31, 2015	Actual for the quarter ended March 31, 2014

Net Revenues	30.0-40.0	58.7

Mr. Ma concluded, “While we have made great headway on our consumer initiatives, ATA is revising its net revenue and non-GAAP net income guidance for Fiscal Year 2015 as a result of changes in timing of clients’ service needs and prolonged contracted negotiations. We intend to continue moving forward on our consumer initiatives and were pleased to have successfully delivered a series of NCTE trial exams as part of our partnership with Wai Yan She during Third Quarter 2015.

“Throughout Fiscal Year 2015, ATA has been working to set the stage for the Company’s future growth by investing in its consumer initiatives, which will take some time to develop before they begin to contribute to the Company’s top and bottom lines. We continue working toward establishing ATA as a recognizable brand name among consumers in China and are grateful for our shareholders’ support as we move forward on all the new developments at ATA. We look forward to providing more detailed updates on the progress of our consumer initiatives in the coming months.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in Third Quarter 2015 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Thursday, February 12, 2015, during which management will discuss the results of Third Quarter 2015. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):          +1 (888) 339-2688

International (Toll):                      +1 (617) 847-3007

	Toll-Free	Local Access
China (Netcom):	(10 800) 713 1756
China (Telecom):	(10 800) 130 1713	(400) 881 1630
Hong Kong:	(800) 96 3844	3002 1672

Participant Passcode:	48582614

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.ata.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/7163.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of December 31, 2014, ATA’s test center network comprised 2,992 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 65.1 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the Third Quarter 2015 and Fiscal Year 2015 and statements regarding market demand and trends, the SAC exam, the SAT exam, the potential growth and success of the Company’s CPA, security guard and Cambridge English Junior Exam and other businesses, including its HR Select and MTS businesses, and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2014, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2014.

The selected unaudited financial results for the Third Quarter 2015 announced today are subject to adjustments. The anticipated results for the Third Quarter 2015 remain subject to the finalization of the Company’s year-end closing, reporting and audit processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Third Quarter 2015 ended December 31, 2014, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.2046 to US$1.00, the noon buying rate as of December 31, 2014, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Benson Tsang, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5107	415-568-2255
bensontsang@ata.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,	December 31,
	2014	2014	2014
	RMB	RMB	USD
ASSETS
Current assets:
Cash	311,947,098	277,176,983	44,672,821
Restricted cash	2,700,000	—	—
Accounts receivable, net	68,353,075	44,454,800	7,164,813
Prepaid expenses and other current assets	15,092,674	15,229,349	2,454,526
Total current assets	398,092,847	336,861,132	54,292,160

Long-term investments	—	31,953,864	5,150,028
Property and equipment, net	55,814,182	64,450,121	10,387,474
Goodwill	31,011,902	31,011,902	4,998,211
Intangible assets, net	1,792,935	991,987	159,879
Other assets	4,524,858	12,367,703	1,993,312
Total assets	491,236,724	477,636,709	76,981,064

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	68,766,143	76,260,808	12,291,010
Deferred revenues	8,383,327	8,470,548	1,365,205
Total current liabilities	77,149,470	84,731,356	13,656,215

Deferred revenues	2,195,382	1,729,726	278,781
Total liabilities	79,344,852	86,461,082	13,934,996

Shareholders’ equity:
Common shares	3,474,894	3,509,349	565,604
Treasury shares	(1,029,766)	(7,460,624)	(1,202,434)
Additional paid-in capital	437,964,776	385,869,281	62,190,839
Accumulated other comprehensive loss	(27,145,929)	(27,424,477)	(4,420,023)
Retained earnings (accumulated deficit)	(1,372,103)	36,682,098	5,912,082
Total shareholders’ equity	411,891,872	391,175,627	63,046,068
Total liabilities and shareholders’ equity	491,236,724	477,636,709	76,981,064

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	December 31	December 31,	December 31,
	2013	2014	2014
	RMB	RMB	USD
Net revenues:
Testing services	182,142,965	108,198,256	17,438,393
Test preparation and training solutions	2,212,686	2,141,624	345,167
Other revenue	4,497,469	12,708,009	2,048,160
Total net revenues	188,853,120	123,047,889	19,831,720
Cost of revenues	96,307,795	58,968,192	9,503,947
Gross profit	92,545,325	64,079,697	10,327,773

Operating expenses:
Research and development	7,548,829	10,327,927	1,664,560
Sales and marketing	13,985,095	13,971,798	2,251,845
General and administrative	19,336,091	9,410,418	1,516,684
Impairment of intangible assets	12,410,467	—	—
Total operating expenses	53,280,482	33,710,143	5,433,089
Income from operations	39,264,843	30,369,554	4,894,684

Other income (expense):
Interest income	1,084,311	953,792	153,723
Foreign currency exchange gain (loss), net	68,112	(405,182)	(65,303)
Total other income	1,152,423	548,610	88,420
Income before income taxes	40,417,266	30,918,164	4,983,104

Income tax expense	4,839,256	6,300,374	1,015,436
Net income	35,578,010	24,617,790	3,967,668

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(130,424)	(297,562)	(47,958)
Comprehensive income	35,447,586	24,320,228	3,919,710

Basic earnings per common share	0.77	0.53	0.09

Diluted earnings per common share	0.77	0.53	0.09

Basic earnings per ADS	1.54	1.06	0.18

Diluted earnings per ADS	1.54	1.06	0.18

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine-month Period Ended
	December 31,	December 31,	December 31,
	2013	2014	2014
	RMB	RMB	USD
Net revenues:
Testing services	307,294,923	284,050,026	45,780,554
Test preparation and training solutions	5,702,811	4,738,454	763,700
Other revenue	13,010,688	21,054,832	3,393,423
Total net revenues	326,008,422	309,843,312	49,937,677
Cost of revenues	163,419,261	151,758,567	24,459,041
Gross profit	162,589,161	158,084,745	25,478,636

Operating expenses:
Research and development	19,438,015	29,144,814	4,697,291
Sales and marketing	34,678,277	36,823,489	5,934,869
General and administrative	52,338,242	44,578,199	7,184,702
Impairment of intangible assets	12,410,467	—	—
Total operating expenses	118,865,001	110,546,502	17,816,862
Income from operations	43,724,160	47,538,243	7,661,774

Other income (expense):
Interest income	2,602,170	2,777,842	447,707
Foreign currency exchange gain (loss), net	285,124	(1,028,616)	(165,783)
Total other income	2,887,294	1,749,226	281,924
Income before income taxes	46,611,454	49,287,469	7,943,698

Income tax expense	5,944,913	11,233,268	1,810,474
Net income	40,666,541	38,054,201	6,133,224

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(894,944)	(278,548)	(44,894)
Comprehensive income	39,771,597	37,775,653	6,088,330

Basic earnings per common share	0.88	0.82	0.13

Diluted earnings per common share	0.88	0.82	0.13

Basic earnings per ADS	1.76	1.64	0.26

Diluted earnings per ADS	1.76	1.64	0.26

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Nine-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2013	2014	2013	2014
	RMB	RMB	RMB	RMB

GAAP net income	35,578,010	24,617,790	40,666,541	38,054,201
Share-based compensation expenses	3,574,460	(3,257,751)	7,036,838	2,440,039
Foreign currency exchange (gain) loss, net	(68,112)	405,182	(285,124)	1,028,616
Non-GAAP net income	39,084,358	21,765,221	47,418,255	41,522,856

GAAP earnings per common share
Basic	0.77	0.53	0.88	0.82
Diluted	0.77	0.53	0.88	0.82

Non-GAAP earnings per common share
Basic	0.85	0.47	1.03	0.89
Diluted	0.85	0.47	1.03	0.89